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April 22, 2002                                                  NYSE SYMBOL: ITP
                                                                 TSE SYMBOL: ITP


                     INTERTAPE POLYMER GROUP INC. ANNOUNCES
                        MARCH 2002 FIRST QUARTER RESULTS

                            (stated in U.S. dollars)
                 (reported using Canadian GAAP other than noted)


Montreal, Quebec, Canada - April 22, 2002 - Intertape Polymer Group Inc. (NYSE &
TSE: ITP), today reported positive first quarter earnings of $2.8 million or $0.09 per share.

Melbourne F. Yull, Intertape Polymer Group's Chairman and Chief Executive Officer commented that, "Our cost cutting initiatives and ongoing cost saving programs are now starting to show results. The economy continues to be challenging. However, I am confident that steady growth should occur from both our new products and our distribution centers. An improvement in the economy will only enhance this."

Highlights for the First Quarter of 2002 include:

Net sales decreased 7.6% or $12.1 million compared to the first quarter of 2001 but were marginally ahead of the fourth quarter of 2001. A reduction in selling prices of $8.3 million plus an approximate $1.0 million drop in export sales and foreign exchange constituted the bulk of the declines.

Basic and diluted earnings per share (EPS) were $0.09 as compared to the basic and diluted EPS $0.15 for the first quarter of 2001. Commencing with the first quarter of 2002, the Company adopted CICA section 3062 and will no longer amortize goodwill. Had this new policy been adopted with the first quarter of 2001, basic and diluted EPS would have been $0.20 and $0.19 respectively for this quarter last year.

[ ] Gross profits were $33.4 million or 22.8% of sales as compared to $38.8 million or 24.4% of sales for the first quarter of 2001.

[ ] Operating profit was $13.1 million or 8.9% of sales as compared to $17.6 million or 11.1% of sales for the first quarter of 2001.

[ ] Earnings before interest, taxes and depreciation and amortization (EBITDA) were $18.8 million or 12.8% of sales for the first quarter of 2002. This compares to $22.0 million or 13.9% of sales for the first quarter of 2001. The March 31, 2002 twelve month trailing EBITDA was $76.2 million as compared to $67.7 million for the trailing twelve month ended December 31, 2001.

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[ ] Earnings before income taxes were $3.2 million as compared to $5.6 million. After the effect of excluding the amortization of goodwill during the first quarter of 2001, earnings before income taxes would have been $7.3 million for the first quarter of 2001. The decrease of $4.1 million is attributable to an increase in financial costs of $0.6 million; the effect of lower sales and a reduction in gross margins during the first quarter of 2002; less a reduction in selling, general and administrative costs of $0.9 million. The increase in financial costs is related to the additional 225 bps in interest to the Senior Secured Noteholders since October 1, 2001.

The exchange rate at March 31, 2002 was Cdn. $1.5994 = U.S. $1.00.

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida with twenty-three facilities in North America and one European location.

Certain statements and information set forth in this report, as well as other written or oral statements made from time to time by the Company or by its authorized executive officers on its behalf, constitute "forward-looking statements" within the meaning of the Federal Securities laws including statements regarding the Company's expectations, beliefs, intentions, or strategies for the future. The Company intends for its forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

The reader should note that the Company's forward-looking statements speak only as of the date hereof or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; the continued acceptance of the Company's existing and new products by its major customers; increases in costs; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission, especially those discussed under the heading "Risk Factors."

FOR FURTHER INFORMATION CONTACT:      Melbourne F. Yull
                                      Chairman and Chief Executive Officer
                                      Intertape Polymer Group Inc.
                                      Toll-free: 866-202-4713
                                      E-mail: itp$info@intertapeipg.com
                                      Web: www.intertapepolymer.com


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